FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2004

QUEBECOR MEDIA INC.
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F |X|	Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes |_|	No |X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Quarterly Report for the Period Ending
June 30, 2004 of
QUEBECOR MEDIA INC.
Filed in this Form 6-K

Documents index

1.	Quarterly Report for the period ended June 30, 2004 of Quebecor Media Inc.

QUEBECOR MEDIA INC. – SECOND QUARTER 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management’s Discussion and Analysis of Financial Conditions and Results of Operations covers the main activities of the second quarter of 2004 and the major changes from the last financial year. It should be read in conjunction with the information in the Annual Report (Form 20F) for the financial year ended December 31, 2003.

Quebecor Media Inc. (“Quebecor Media” or “the Company”) is one of Canada’s largest media companies. Its principal lines of business are Cable Television, Newspapers, Broadcasting, Leisure and Entertainment, Business Telecommunications, Web Integration/Technology and Internet/Portals. Quebecor Media is pursuing a convergence strategy to capture synergies among all of its media properties.

Overview of second quarter 2004

The Company posted revenues of $613.2 million in the second quarter of 2004, a $27.6 million increase from the same period of 2003. Operating income also increased, rising $27.5 million (16.7%) to $192.0 million.

The Cable Television segment increased its revenues by $11.9 million (6.0%) and its operating income by $21.6 million (31.1%) in the second quarter of 2004, compared with the same quarter of 2003. The significant improvement in profitability was due primarily to customer-base growth, higher operating margins for the Internet access and digital cable television services, and lower operating costs.

The customer-base for cable Internet access and the illico™ digital cable television service both grew by 14,000 during the quarter to 447,000 and 287,000 customers respectively. Between June 30, 2003 and June 30, 2004, the two feature services gained 95,000 and 93,000 customers respectively, for growth rates of 27.0% and 47.9%. At the end of June 2004, the illico™ digital television service had a penetration rate (number of customers as a proportion of total cable television service customers) of 20.1%, compared with 13.7% one year earlier.

The Cable Television segment’s average operating margin for all operations for the year to date increased to 39.1%, compared with 34.2% in the same period of 2003. It was the segment’s strongest half-year performance, based on restated results, since it became part of Quebecor Media in 2000.

In the Newspapers segment, Sun Media Corporation increased its revenues by $8.0 million (3.6%), mainly as a result of the favourable impact of the acquisition of the Annex Publishing & Printing Inc. (“Annex Publishing & Printing”) assets in November 2003, along with higher advertising revenues. Operating income increased slightly by $0.9 million despite a $2.3 million unfavourable variance in the operating losses of the two free dailies, 24 heures Montréal Métropolitain™ in Montréal and 24 Hours™ in Toronto. The launch of the new Toronto publication and the adoption of a new concept for Montréal are the main reasons for the variance between the second quarter of 2004 and 2003.

The Broadcasting segment increased its operating income by $3.0 million (11.2%), mainly through significantly higher advertising revenues from its broadcasting operations. According to the BBM People Meter surveys for the spring 2004 season, the TVA Network had an audience share of 36% of French-speaking Quebecers, more than the other three general-interest networks – Radio-Canada (16%), TQS (14%) and Télé-Québec (3%) – combined. TVA had 8 of the top 10 television programs in Québec.

The revenues of the Leisure and Entertainment segment increased by $7.0 million (15.7%) during the quarter, due once again to a strong performance by the distribution operations of Archambault Group Inc. (“Archambault Group”), driven by the diverse, high-calibre range of titles distributed exclusively by Select.

The Business Telecommunications segment reported a $0.5 million (14.7%) increase in operating income in the second quarter of 2004 compared with the same quarter of 2003, despite a decrease in revenues.

The Nurun Inc. (“Nurun”) subsidiary in the Web Integration/Technology segment and the Netgraphe Inc. (“Netgraphe”) subsidiary in the Internet/Portals segment both improved their results in terms of revenues and operating income.

On May 25, 2004, Quebecor Media made an offer, through a wholly owned subsidiary, to purchase all the outstanding Multiple Voting Shares and Subordinate Voting Shares of Netgraphe at the price of $0.63 per share, for a total cash consideration of approximately $24.5 million. The offer expired July 30, 2004.

Finally, the Web Integration/Technology segment closed two important transactions during the quarter. Under a partial takeover bid for Mindready Solutions Inc. (“Mindready Solutions”), a total of 6.75 million Common Shares of Mindready Solutions held by Nurun were sold for a cash consideration of $7.8 million, of which $4.4 million was received on May 28, 2004, the closing date of the bid. Nurun retains a 10.4% interest in Mindready Solutions. Nurun also acquired Ant Farm Interactive LLC (“Ant Farm Interactive”), an interactive marketing agency located in Atlanta (USA) for a cash consideration of $5.4 million, plus additional payments contingent on the achievement of performance targets in the next three years and the future issuance of Nurun Common Shares.

ACCOUNTING CHANGES

In the fourth quarter of 2003, the Company revised its accounting for equipment sales to customers and for hook-up costs. Until the end of that quarter, the cost of subsidies granted to customers on equipment sold and the cost of reconnecting customers were capitalized and amortized over three or four years on a straight-line basis. The Company changed its accounting policies in order to expense, as incurred, the costs of customers’ subsidies and reconnection costs.

Applied retroactively, this change had the effect of increasing revenues by $4.0 million and reducing operating income and net income by $6.9 million and $1.3 million respectively in the second quarter of 2003. For the first half of 2003, revenues increased by $7.8 million while operating income and net income decreased by $15.7 million and $4.0 million respectively. Note 2 to the Company’s consolidated financial statements describes the change in greater detail.

SUBSEQUENT EVENTS

On July 9, 2004, Le SuperClub Vidéotron ltée (“Le SuperClub Vidéotron”) closed the acquisition of virtually all the assets of Jumbo Entertainment Inc. (“Jumbo Entertainment”) for a cash consideration of about $7.0 million. Jumbo Entertainment operates a chain of 105 franchise video rental stores across Canada.

On July 26, 2004, Quebecor Media’s Board of Directors declared a dividend of $20.0 million paid on July 27, 2004.

On July 29, 2004, Vidéotron ltée (“Vidéotron”) and Videotron Telecom Ltd. (“Videotron Telecom”) announced that they will launch a residential telephone service using Voice over IP (VoIP) technology in Québec during the first half of 2005. Capital investments for this project, excluding customer acquisition costs, are expected to total $80.0 million over the next four years.  Acquisition costs are expected to total $250 per customer.

On August 2, 2004, Quebecor Media announced that it took up, through its wholly owned subsidiary, all shares tendered under its takeover bid for Netgraphe shares. At the expiry date of the offers on July 30, 2004, a total of 150,248 Multiple Voting Shares (or approximately 46.3 % of the 324,587 Multiple Voting Shares outstanding and not held by Quebecor Media and its subsidiaries) and 24,168,223 Subordinate Voting Shares (or approximately 62.5 % of the 38,692,624 Subordinate Voting Shares outstanding and not held by Quebecor Media and its subsidiaries) were tendered to the offers. Considering the number of shares tendered and taken up under the offers, Quebecor Media confirmed that it would proceed with a going private transaction by way of amalgamation and that a special meeting of the shareholders of Netgraphe would be held to that effect in September. On July 13, Quebecor Media had announced that it was waiving certain conditions of its takeover bid for Netgraphe shares, including the percentage of outstanding shares that had to be tendered in response to its offers.

On August 20, 2004, TVA Group Inc. (“TVA Group”) and Sun Media Corporation announced they have entered into a definitive agreement with CHUM Limited to acquire the new Toronto television station Toronto 1, which CHUM is acquiring from Craig Media Inc. Closing of the transaction is subject to certain conditions, including the granting of all regulatory approvals and the closing of the transaction between CHUM and Craig Media announced on April 12, 2004. The purchase price is $46.0 million, of which $34.5 million will be payable in cash by TVA Group upon closing, giving TVA Group a 75.0% interest in Toronto 1. Sun Media Corporation will pay a cash consideration of $3.5 million and transfer its 29.9% interest in the Toronto all-news station Pulse 24 to CHUM for a 25.0% interest in Toronto 1. The transaction will give Quebecor Media a strategic foothold in Canada’s largest television market, the 5th largest advertising market in North America.

OPERATING RESULTS

In its analysis of operating results, the Company defines operating income (or loss) as earnings (or loss) before amortization, financial expenses, reserves for restructuring of operations, impairment of assets and other special charges, write-down of goodwill, gains (or losses) on sales of businesses, of shares of a subsidiary and of a portfolio investment, net gain (or loss) on debt refinancing and on the purchase of preferred shares of a subsidiary, and income taxes. Non-controlling interest and the results of discontinued operations are not considered in the computation of operating income. Since the third quarter of 2003, amortization charges applicable to videocassettes owned by the Le SuperClub Vidéotron subsidiary, previously recorded under amortization, have been entered under cost of sales. Figures for prior periods of 2003 have been reclassified to reflect the change in the definition of operating income.

Operating income (or loss) as defined above is not a measure of results that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Nor is it intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. Operating income (or loss) is used by the Company because management believes it is a meaningful measure of performance. Operating income (or loss) is commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Company is engaged. The Company’s definition of operating income (or loss) may not be identical to similarly titled measures reported by other companies.

The Company uses free cash flow from operations as a measure of liquidity. Free cash flow from operations is used to represent funds available for business acquisitions and the repayment of long-term debt. Free cash flow from operations is not a measure of liquidity that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. The Company’s definition of free cash flow from operations may not be identical to similarly titled measures reported by other companies.

In the third quarter of 2003, the operations of Le SuperClub Vidéotron, previously part of the Leisure and Entertainment segment, were transferred to the Cable Television segment. Results for prior periods have been reclassified to reflect the change.

Following business sales made by the Newspapers and Web Integration/Technology segments in 2003 and 2004, the operating results and cash flows of the two segments for prior periods of 2003 have been reorganized, in accordance with the recommendations in Section 3475, “Disposal of Long-Lived Assets and Discontinued Operations,” of the Canadian Institute of Chartered Accountants Handbook (“CICA Handbook”), in order to present the operating results and cash flows of the divested businesses as separate line items for discontinued operations on the income and cash flow statements.

2004/2003 SECOND QUARTER COMPARISON

In the second quarter of 2004, the Company’s revenues totalled $613.2 million, compared with $585.6 million in the same quarter of 2003, an increase of $27.6 million or 4.7%. All segments except Business Telecommunications reported higher revenues. The Cable Television segment increased its revenues by $11.9 million (6.0%), mainly because of the strong performance of the Internet access and illico™ digital cable television services. Revenues increased by $8.0 million in the Newspapers segment, $7.0 million in the Leisure and Entertainment segment, $2.0 million in the Broadcasting segment, $1.7 million in the Web Integration/Technology segment and $1.2 million in the Internet/Portals segment. The increases were partially offset by a $2.3 million decrease in the Business Telecommunications segment.

The Company generated operating income of $192.0 million, a significant increase of $27.5 million (16.7%) from the figure of $164.5 million recorded in the second quarter of 2003. Almost all segments contributed to the improvement in profitability, most notably the Cable Television segment, in which operating income surged by $21.6 million (31.1%), mainly as a result of the increased profitability of the segment’s feature services. Increases in operating income were also reported by the Broadcasting ($3.0 million), Newspapers ($0.9 million), Business Telecommunications ($0.5 million), Web Integration/Technology ($0.5 million) and Internet/Portals ($0.2 million) segments. Only the Leisure and Entertainment segment recorded a slight decrease ($0.4 million) in operating income between the second quarters of 2003 and 2004.

The Company generated total net income of $16.9 million in the second quarter of 2004, compared with $23.3 million in the same quarter of 2003. The $27.5 million increase in operating income was offset by a $20.0 million increase in financial expenses and an $11.0 million increase in the income tax expense.

Amortization charges were essentially unchanged at $55.8 million in the second quarter of 2004, compared with $55.1 million in the same period of 2003.

Financial expenses rose $20.0 million to $87.7 million, compared with $67.7 million in the second quarter of 2003. The increase reflects a $3.3 million foreign exchange loss on the unhedged portion of the long-term debt, compared with a foreign exchange gain of $9.3 million in 2003, as well as a $5.5 million loss related to the discontinuance of hedge accounting for a derivative financial instrument which was no longer effective. Finally, the increase in the second quarter of 2004 in the additional amount payable in respect to the purchase of the Preferred Shares held by The Carlyle Group in Videotron Telecom was greater than the interest on those Preferred Shares in the second quarter of 2003.

The income tax expense showed a negative variance of $11.0 million in the second quarter of 2004, due mainly to the recognition in 2003 of tax benefits related to previously unrecorded operating losses. In view of tax loss carry forwards and other tax attributes held by Quebecor Media, as well as its latest income forecasts, Quebecor Media does not expect to incur significant current income tax expense between now and the year 2008, except in respect of its TVA Group subsidiary. Therefore, the Company’s consolidated income tax expense should consist mainly in future income taxes and Part I.3 large corporation taxes, with the exception of income tax payable by TVA Group.

For the year to date, Quebecor Media’s revenues totalled $1.18 billion dollars, compared with $1.13 billion at the same point in 2003, a $47.3 million or 4.2% increase. Revenue increases in the Cable Television ($25.6 million), Leisure and Entertainment ($13.0 million), Newspapers ($12.2 million), Broadcasting ($3.6 million), Internet/Portals ($2.3 million) and Web Integration/Technology ($1.4 million) segments more than made up for the decrease in one segment, Business Telecommunications ($7.3 million). Operating income rose $25.9 million, or 8.7%, to $323.3 million, mainly because of a $29.2 million (21.7%) increase in the Cable Television segment, which was partially offset by a $4.1 million decrease in the Newspapers segment.

Net income in the first half of 2004 was $12.2 million, compared with $28.2 million in the same period of 2003. The $25.9 million increase in operating income did not entirely offset a $18.9 million increase in financial expenses and a $14.6 million increase in current and future income tax expenses. The latter increases were due to essentially the same factors as those noted above in the discussion of the second quarter. In addition, a $7.5 million gain was recorded in the first half of 2003 in connection with the refinancing of Sun Media Corporation’s long-term debt.

RESTRICTED AND UNRESTRICTED SUBSIDIARIES

The Company is subject to certain reporting requirements under the indentures governing its Senior Notes and Senior Discount Notes issued in July 2001. Therefore, the financial condition and results of operations of the Company and its Restricted Subsidiaries must be disclosed separately from the financial condition and results of operations of its Unrestricted Subsidiaries. Pursuant to the indentures, Netgraphe and Nurun have been designated “Unrestricted Subsidiaries.”

Following the purchase at the end of 2003 by Quebecor Media of the redeemable preferred shares held by The Carlyle Group, 3662527 Canada Inc. (the parent company of Videotron Telecom) and its Videotron Telecom subsidiary were designated “Restricted Subsidiaries.” For the purpose of the reporting of the financial condition and operating results of the Company, its Restricted Subsidiaries and its Unrestricted Subsidiaries, the figures for prior periods of 2003 have been reorganized to reflect the impact of the new designation.

RESTRICTED SUBSIDIARIES

In the second quarter of 2004, the Company and its Restricted Subsidiaries generated revenues of $593.3 million, compared with $567.6 million in the same quarter of 2003, and operating income of $190.4 million, compared with $163.6 million in the same period of 2003.

In the first two quarters of 2004, the Company and its restricted subsidiaries reported revenues of $1.14 billion, compared with $1.10 billion in the same period of 2003. Operating income amounted to $320.1 million, compared with $295.8 million in the first half of 2003.

Cable Television

The Cable Television segment recorded revenues of $210.4 million during the second quarter of 2004, compared with $198.5 million in the same quarter of 2003, an increase of $11.9 million (6.0%).

Internet access services continued to register significant growth, with revenues of $53.4 million, an $8.0 million (17.5%) increase from the second quarter 2003. The revenues of the illico™ digital cable television service rose $12.7 million (67.6%) to $31.5 million. Television distribution services generated total revenues of $141.5 million, a $2.2 million increase. The strong performance of the illico™ digital service more than compensated for lower revenues from analog cable television services. The impact on revenues of higher rates and customer-base growth for pay-television services and the introduction of Video-on-Demand was offset by decreased revenues from equipment leasing and installation.

The revenues of Le SuperClub Vidéotron rose 7.7% ($0.7 million) to $10.1 million because of the strong performance of the video game sections, higher revenues from retail sales, and the positive impact of higher royalties and annual fees.

At Vidéotron, the number of customers to the cable Internet access service grew by 14,000 to 447,000 in the second quarter of 2004, a year-over-year increase of 95,000 or 27.0%. The customer-base growth accounted for most of the increase in revenues from Internet access services. Net average revenue per user (“ARPU”) from Internet access services decreased by 3.4% due to an increase in the number of customers for the basic service, which has lower rates.

Revenues from the illico™ digital cable television service continued to rise, mainly because of customer-base growth, rate increases, the sale of more lucrative packages and the impact of Video-on-Demand. The number of  illico™ customers stood at 287,000 at the end of June 2004, compared with 194,000 at the same time last year, an increase of 93,000 (47.9%). In the first six months of 2004, illico™ gained 47,000 customers. However, the increase did not entirely offset the impact of the decrease in customers to analog cable television services, which resulted in a net loss of 8,000 customers in the second quarter of 2004. The loss was however an improvement over the loss of 22,000 customers in the second quarter of 2003. The rate of penetration (number of customers as a proportion of total cable television service customers) of the illico™ digital television service passed the 20% mark, compared with 13.7% one year earlier. Lower revenues from analog cable television were partially offset by higher per floor rates for multi-dwelling buildings.

Vidéotron’s net monthly ARPU increased again in the second quarter of 2004, rising 4.7% to $45.29 from $43.25 one year earlier.

The segment’s operating income rose $21.6 million or 31.1% from $69.5 million in the second quarter of 2003 to $91.1 million in the same period of 2004. The substantial improvement in profitability was primarily due to customer-base growth and higher operating margins for Internet access and digital cable television services as a result of rate increases and other factors. The reversal of reserves in the second quarter of 2004 in the amount of $4.7 million for copyright disputes and an allowance for doubtful accounts in the amount of $1.0 million also contributed to the higher operating income. The Cable Television segment generated operating margin of 43.3% in the second quarter of 2004, the segment’s strongest performance since it became part of Quebecor Media.

The operating income of Le SuperClub Vidéotron increased by $0.3 million (11.4%), mainly as a result of higher revenues from royalties and annual fees, as well as lower rental costs.

Under the Company’s accounting policies, revenues and costs related to equipment sales to customers are entered in full in the results as the transactions are made. It is a common industry practice to sell equipment at less than cost, often as part of promotions, in order to promote customer recruitment and generate recurring revenues over an extended period. Table 1 below shows operating income before the cost of subsidies granted customers on equipment sales and their impact on the segment’s results.

Table 1: Cable Television segment

Operating income

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30

	2004	2003	2004	2003

Operating income before cost of equipment subsidies to customers	$96,5	$75,0	$183,6	$147,7

Cost of equipment subsidies to customers	(5,4)	(5,5)	(19,8)	(13,1)

Operating income	$91,1	$69,5	$163,8	$134,6

For the first half of the year, the Cable Television segment’s revenues amounted to $419.1 million, compared with $393.5 million in the same period of the previous year, a $25.6 million (6.5%) increase. Operating income totalled $163.8 million, an increase of $29.2 million (21.7%). The increases in revenues and operating income were essentially due to the same factors as those noted above in the discussion of the quarterly results. Cable Television segment’s average operating margin for all operations stood at 39.1% for the year to date, compared with 34.2% in the same period of 2003.

The Cable Television segment generated free cash flow from operations of $41.5 million in the second quarter of 2004, compared with $29.2 million in the same period of 2003 (see Table 2). The larger contribution from operating income ($21.6 million) more than offset an increase in additions to property, plant and equipment ($10.2 million) due to current network modernization and expansion programs and to the upgrading of network capacity. Cash flows from continuing operating activities amounted to $71.7 million in the second quarter of 2004, compared with $49.2 million in the same period of 2003.

Table 2: Cable Television segment

Free cash flow from operations

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30

	2004	2003	2004	2003

Cash flow from continuing activities before undernoted item	$77,2	$57,9	$145,0	$105,8

Net change in non-cash balances related to operations	(5,5)	(8,7)	(46,8)	(71,5)

Cash flow from continuing operating activities	71,7	49,2	98,2	34,3

Additions to property, plant and equipment	(30,5)	(20,3)	(62,5)	(37,3)

Proceeds from disposal of assets	0,3	0,3	0,8	0,7

Free cash flow from operations	$41,5	$29,2	$36,5	$(2,3)

Vidéotron launched several new services during the quarter, including Speed-on-Demand, which lets customers to Vidéotron’s cable Internet access service increase their file transfer speed for 48 hours, and Super Écran sur demande, which lets Super Écran customers equipped with an illico™ digital set-top box order films at the time of their choosing, as with Video-on-Demand. Vidéotron also stepped up the roll-out of its WiFi service, which makes it possible to connect to the Internet from any location where there is a Vidéotron wireless high-speed Internet access point.

Also during the quarter, Le SuperClub Vidéotron announced the acquisition of virtually all assets of Jumbo Entertainment for a cash consideration of about $7.0 million. Jumbo Entertainment operates a cross-Canada chain of 105 franchise video rental stores under the Jumbo Video™, Jumbo Video New Releases™, Microplay™ and Starstruck™ names. The combination of the complementary properties of Le SuperClub Vidéotron and Jumbo Entertainment will create one of Canada’s largest video and games rental and retail chains.

Newspapers

The Newspapers segment reported an $8.0  million (3.6%) increase in revenues to $233.2 million in the second quarter of 2004, compared with $225.2 million in the same period of 2003. Advertising and circulation revenues rose 4.1% and 2.7% respectively. Revenues increased 1.9% at the metropolitan dailies and 9.5% at the community newspapers, where the acquisition of Annex Publishing & Printing during the fourth quarter of 2003 accounted for most of the increase.

The Newspapers segment generated operating income totalling $64.9 million during the quarter, compared with $64.0 million in the same period of the previous year. The $0.9 million (1.4%) increase was due to a $1.8 million (2.8%) improvement in the profitability of Sun Media Corporation’s metropolitan dailies and community newspapers, as well as a $1.4 million contribution from the publications acquired with the purchase of the assets of Annex Publishing & Printing. These increases were partially offset by a $2.3 million unfavourable variance in the operating losses recorded by the free dailies, 24 heures Montréal Métropolitain™ in Montréal and 24 Hours™ in Toronto. However, the results of the two free dailies showed continued quarter-over-quarter improvement, with a 71.4% increase in revenues and a 29.8% decrease in operating loss in comparison with the first quarter of 2004.

Sun Media Corporation generated free cash flow from operations of $47.5 million during the quarter, compared with $48.6 million in the same quarter of 2003 (see Table 3). With the exception of a $1.9 million increase in additions to property, plant and equipment, there are no significant variances to report in this regard.

Table 3 : Newpapers segment

Free cash flow from operations

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30

	2004	2003	2004	2003

Cash flow from continuing activities before undernoted item	$53,8	$52,4	$84,8	$93,3

Net change in non-cash balances related to operations	(1,6)	(0,8)	(20,6)	(14,9)

Cash flow from continuing operating activities	52,2	51,6	64,2	78,4

Additions to property, plant and equipment	(4,9)	(3,0)	(8,5)	(4,3)

Proceeds from disposal of assets	0,2	—	0,4	0,1

Free cash flow from operations	$47,5	$48,6	$56,1	$74,2

In the first two quarters of the year, the Newspapers segment recorded revenues of $433.4 million, compared with $421.2 million in the same period of 2003, an increase of $12.2 million (2.9%). Operating income decreased $4.1 million (3.8%) from $108.7 million in the first half of 2003 to $104.6 million this year, mainly because of the losses incurred by the free dailies, which were partially offset by the higher revenues and the acquisition of Annex Publishing & Printing.

Broadcasting

The Broadcasting segment reported quarterly revenues of $94.4 million, a $2.0 million (2.2%) increase from the same quarter of 2003. Revenues from broadcasting operations grew by $7.6 million or 11.6%, due primarily to higher advertising revenues. Revenues from publishing operations declined $2.5 million because of decreased newsstand sales. Distribution revenues decreased by $2.8 million. Lower revenues from the old TVA International catalogue were partially offset by higher revenues from the new catalogue, including the popular Québec film Dans une galaxie près de chez vous.

The segment generated operating income of $29.7 million, compared with $26.7 million in the second quarter of 2003. The $3.0 million (11.2%) increase was mostly due to a $5.0 million (23.5%) increase in operating income from broadcasting operations resulting from the higher revenues, which were partially offset by higher programming costs and operating expenses. Operating income from publishing operations decreased by $1.4 million because of the lower revenues, which were offset in part by lower printing costs. Operating income from distribution operations decreased by $0.6 million.

For the first two quarters of 2004, the Broadcasting segment’s revenues increased $3.6 million (2.0%) to $180.3 million. Operating income was $42.1 million, a 2.2% improvement. The 9.8% and 12.2% increases in broadcasting revenues and operating income respectively more than offset decreases from distribution and publishing operations.

The BBM People Meter surveys for the spring of 2004 again confirmed TVA’s ratings lead in the Québec market. The TVA Network had a 36% share of the French-speaking audience, more than the other three general-interest networks – Radio-Canada (16%), TQS (14%) and Télé-Québec (3%) – combined. TVA had 8 of the top 10 television programs in Québec, including the top-rated show, the Star Académie Sunday-evening galas.

Leisure and Entertainment

The Leisure and Entertainment segment posted a $7.0 million (15.7%) increase in revenues, from  $44.5 million in the second quarter of 2003 to $51.5 million in the same period this year. Archambault Group’s revenues grew by 12.6%, primarily as a result of a 21.8% increase in distribution revenues and a 6.2% increase in retail sales. The strong performance of distribution operations was driven by the diverse, high-calibre catalogue of titles distributed exclusively by Select, many of which are Québec hits. With respect to retail sales, the increase in revenues from Archambault stores outweighed the adverse impact of the closing of two Camelot-Info stores at the end of 2003 and the beginning of 2004. In the Books segment, revenues increased 29.3% for the quarter because of increased sales of academic books by CEC Publishing Inc. In addition, 100% of the revenues of CEC Publishing have been consolidated since Quebecor Media became the sole shareholder at the end of 2003 (compared with a 50% interest previously).

The Leisure and Entertainment segment’s quarterly operating income amounted to $2.0 million, compared with $2.4 million in 2003. The favourable impact of the revenue increase on operating income was outweighed by additional operating expenses incurred in connection with the anti-piracy campaign, efficiency enhancements at the distribution operations, and other initiatives.

For the year to date, the Leisure and Entertainment segment recorded revenues of $99.0 million, compared with $86.0 million in the same period of 2003. The $13.0 million (15.1%) increase was essentially due to the same factors as those noted above in the discussion of the quarterly results. Operating income totalled $4.1 million in the first half of 2004, compared with $3.9 million in the same period last year.

Business Telecommunications

The revenues of Videotron Telecom decreased $2.3 million to $17.8 million in the second quarter of 2004. The results were an improvement over the first quarter of 2004, when revenues were $5.0 million less than in the same quarter of the previous year. The decrease in the second quarter of 2004 was again due to a decline in Internet-related revenues resulting from the renegotiation of the services agreement with Vidéotron, among other factors, as well as lower point-to-point revenues in Québec because of increased supply in the marketplace, and the sale of the Mensys Business Solution Centre Ltd. subsidiary in December 2003.

Operating income amounted to $3.9 million, compared with $3.4 million in the same quarter last year. The $0.5 million improvement was due to a decrease in wages and benefits as a result of staff reductions, and a decrease in other operating expenses. These favourable factors were partially offset by a reduction in the gross margin due to the decrease in revenues. In comparison with the first quarter of 2004, operating income increased by $0.7 million (21.9%), the third consecutive quarter-over-quarter increase.

Videotron Telecom’s first-half revenues decreased by $7.3 million to $34.6 million in 2004, for essentially the same reasons as those cited above in the discussion of the quarterly results. Year-to-date operating income was $7.1 million, compared with $9.2 million at the same point last year, due mainly to the decrease in revenues.

UNRESTRICTED SUBSIDIARIES

In the second quarter of 2004, the Unrestricted Subsidiaries recorded revenues of $21.4 million, compared with $18.5 million in the same period of 2003. Operating income amounted to $1.6 million, compared with $0.9 million during the first quarter of 2003.

In the first six months of 2004, the Company and its unrestricted subsidiaries reported revenues of $41.1 million, compared with $37.4 million in the same period of 2003. Operating income amounted to $3.2 million, compared with $1.6 million in the first half of 2003.

Web Integration/Technology

The Web Integration/Technology segment’s revenues increased 14.5% to $13.4 million in the second quarter of 2004, compared with $11.7 million in the same period of 2003, mainly as a result of the acquisition of Ant Farm Interactive and higher revenues recorded by Nurun offices in Europe and Canada, which more than made up for a decrease in revenues at the New York City office.

Nurun recorded operating income of $0.7 million in the second quarter, compared with $0.2 million in the second quarter of 2003. The positive variance was due to the above-mentioned revenue increases and improved cost control.

In the first two quarters of 2004, revenues totalled $25.0 million, compared with $23.6 million in the same period of the previous year. Operating income more than doubled to $1.1 million, compared with $0.5 million in the same period of 2003. The year-to-date results were affected by the same factors as the quarterly results.

Under a partial takeover bid for Mindready Solutions shares, a total of 6.75 million Common Shares held by Nurun were sold for a cash consideration of $7.8 million, of which $4.4 million was received on May 28, 2004, the closing date of the bid. The balance is receivable within one year. The transaction left Nurun with a 10.4% interest in Mindready Solutions. The transaction fits into Nurun’s overall strategy of focusing on its core e-business activities.

On April 28, 2004, Nurun closed the acquisition of Ant Farm Interactive, an interactive marketing agency located in Atlanta (USA) for a cash consideration of $5.4 million, plus additional payments contingent on the achievement of performance targets in the next three years, and the future issuance of Nurun Common Shares. The transaction strengthened Nurun’s positioning in the U.S. market and enhanced its capabilities in the areas of interactive marketing and online customer relationship management. Ant Farm Interactive offer its services to a prestigious customer list including Cingular Wireless, Coca-Cola, Equifax, Disney and EarthLink.

Internet/Portals

Netgraphe’s quarterly revenues totalled $8.0 million, compared with $6.8 million in the second quarter of 2003, an increase of $1.2 million (17.6%). The combined revenues of the special-interest portals rose 41.6%, with increases of 50.0% at jobboom.com and 40.5% at reseaucontact.com. At Netgraphe’s general-interest portals, revenues grew by 10.9%.

Netgraphe generated operating income of $0.9 million, compared with $0.7 million in the second quarter of 2003. The positive variance was mainly due to the higher revenues, which were partially offset by certain commercial expenses assumed earlier in the financial year.

Netgraphe’s revenues for the first six months of the year totalled $16.1 million, compared with $13.8 million in the same period of 2003. Operating income for the first half of the year nearly doubled from $1.1 million in 2003 to $2.1 million in 2004 as a result of the increase in revenues and the successful restructuring measures implemented over the past three years.

On May 25, 2004, Quebecor Media offered to acquire, through a wholly owned subsidiary, all of the outstanding Multiple Voting Shares and Subordinate Voting Shares of Netgraphe at a price of $0.63 per share, for an aggregate consideration of approximately $24.5 million. The offer was conditional upon there having been deposited at least 90% of the outstanding Multiple Voting Shares and 90% of the outstanding Subordinate Voting Shares (excluding shares already owned, directly or indirectly, by Quebecor Media). On July 13, 2004, Quebecor Media announced that it was waiving such conditions. It also chose to take up the shares that had already been tendered, which, as of July 13, represented approximately 41.64% (135,149 shares) of the Multiple Voting Shares and 49.78% (19,258,728 shares) of the Subordinate Voting Shares it did not already hold, directly or indirectly. The total value of the shares tendered as of that date was $12.2 million.

On August 2, 2004, Quebecor Media announced that it took up all additional shares tendered under its offers as of July 30, 2004, representing 15,099 Multiple Voting Shares and 4,909,495 Subordinate Voting Shares for a total value of $3.1 million. The total number of shares tendered amount to 150,248 Multiple Voting Shares (or approximately 46.3 % of the 324,587 Multiple Voting Shares outstanding and not held by Quebecor Media and its subsidiaries) and 24,168,223 Subordinate Voting Shares (or approximately 62.5 % of the 38,692,624 Subordinate Voting Shares outstanding and not held by Quebecor Media and its subsidiaries) for a total cash consideration of $15.3 million. Considering the number of shares tendered and taken up under the offers, Quebecor Media confirmed that it would proceed with a going private transaction by way of amalgamation and that a special meeting of the shareholders of Netgraphe would be held to that effect in September. Following this announcement, Netgraphe confirmed, on August 5, 2004, that the special meeting of its shareholders would be held on September 15, 2004.

On June 29, 2004, Netgraphe announced the execution of an agreement-in-principle to acquire NetworldMedia Inc. (“NetworldMedia”), a search engine advertising positioning firm. The agreement-in-principle provides for the acquisition of all the shares of NetworldMedia in consideration for a purchase price of $3.0 million, of which $2.0 million would be payable at closing and the balance of $1.0 million within 12 months following closing. It is expected that the transaction will be closed during the next quarter. It is subject to certain conditions, including a due diligence satisfactory to Netgraphe.

FINANCIAL EXPENSES

Financial expenses increased by $20.0 million from $67.7 million in the second quarter of 2003 to $87.7 million in the second quarter of 2003 as a result of a $3.3 million foreign exchange loss on the unhedged portion of the long-term debt, versus a $9.3 million foreign exchange gain recorded in 2003, as well as a $5.5 million loss in the second quarter of 2004 related to the discontinuance of hedge accounting for a derivative financial instrument which was no longer effective. In addition, the $7.4 million increase in the value of the additional amount payable in respect to the purchase of the Preferred Shares held by The Carlyle Group in Videotron Telecom was greater than the $6.0 million interest on those Preferred Shares recorded in the second quarter of 2003.

During the quarter, Quebecor Media determined that one of the cross-currency swap arrangements it was using to reduce its exposure to exchange rate fluctuations was no longer effective, according to the criteria established under the accounting standards governing recognition of derivative financial instruments. Quebecor Media therefore discontinued the use of hedge accounting for that financial instrument; consequently, changes in the fair value of the cross-currency swap arrangement in question have been recorded in the Company’s results since April 1, 2004. The instrument has a face value of US$155.0 million, covers the period of 2008 to 2013, and has a nominal annual interest rate of 7.625% and an effective annual interest rate equal to the 3-month Bankers’ Acceptance rate plus 3.7%.

LIQUIDITY AND CAPITAL RESOURCES

Operating activities

In the second quarter of 2004, cash flows from continuing operating activities totalled $145.9 million, compared with $135.3 million in the same quarter of 2003, a positive variance of $10.6 million. The difference mainly reflects the substantial increase in operating income, which was partially offset by the less favourable impact of the net change in non-cash balances related to operations, which generated $6.9 million in cash in the second quarter of 2004, compared with $21.7 million in the same period of 2003.

For the first half of the year, cash flows from continuing operating activities were $147.0 million, compared with $80.8 million in the same period of 2003. The positive variance of $66.2 million was also due to the contribution of operating income, as well as a smaller investment in non-cash balances related to operations than in 2003.

At the end of the second quarter of 2004, working capital was negative $12.9 million, compared with positive $65.8 million at the same point in 2003. The $78.7 million difference was mainly due to the use of available funds to pay down a portion of the long-term debt.

Financing activities

During the first six months of 2004, Quebecor Media’s consolidated long-term debt and consolidated bank debt (excluding the additional amount payable to The Carlyle Group) were reduced by $62.3 million.

The Company made net debt repayments totalling $159.5 million, including mandatory payments of $25.0 million and $1.7 million by Vidéotron and Sun Media Corporation. As well, voluntary net repayments of bank credit facilities in the amount of $97.0 million, $18.2 million and $17.6 million were made by Quebecor Media, Sun Media Corporation and TVA Group respectively. The debt repayments were however partially offset by the effect of the amortization of discounts and the negative impact of exchange rate fluctuations on the value of the debt denominated in foreign currency. The last factor was offset by an equal change in the value of the cross-currency swap arrangements entered under Other Liabilities.

Investing activities

Acquisitions of businesses and additions to property, plant and equipment totalled $55.2 million in the second quarter of 2004, compared with $38.4 million in the same period of 2003. The difference was mainly due to an increase in additions to property, plant and equipment of which $10.2 million resulted from the current network modernization and expansion programs and the upgrading of network capacity in the Cable Television segment. Higher disbursements under TVA Group’s share repurchase and cancellation program also contributed to the increase.

Proceeds from the disposal of businesses and other assets were negative $8.9 million during the quarter due to the disposal of cash held by Mindready Solutions at the date of the sale of that subsidiary, compared with proceeds of $22.8 million in the second quarter of 2003 generated by business disposals by Sun Media Corporation.

Financial position

As of June 30, 2004, the Company and its wholly owned subsidiaries had cash, cash equivalents and liquid investments with remaining maturities greater than three months totalling $138.6 million. The Company and its wholly owned subsidiaries also had unused lines of credit of $309.9 million available, for total available liquid assets of $448.5 million.

As of June 30, 2004, consolidated debt, including the short-term portion of the long-term debt, but excluding the additional amount payable to The Carlyle Group, totalled $2.70 billion. This figure includes Sun Media Corporation’s $552.3 million debt, Vidéotron’s $876.6 million debt and TVA Group’s $6.9 million debt, as well as Quebecor Media Senior Notes in an aggregate amount of $1.26 billion.

Management believes that cash flow from operations and available sources of financing should be sufficient to cover cash requirements for capital investment, interest payments and mandatory debt repayment.

Pursuant to its financing agreements, the Company and its subsidiaries are required to maintain certain financial ratios. The key indicators listed in these agreements include the debt service coverage ratio, the debt ratio (long-term debt over operating income) and the debt:equity ratio. As of June 30, 2004, the Company was in compliance with all these financial ratios.

FINANCIAL INSTRUMENTS

The Company uses a number of financial instruments, mainly cash and cash equivalents, trade receivables, temporary investments, long-term investments, bank indebtedness, trade payables, accrued liabilities and long-term debt. The carrying amounts of these financial instruments, except for the long-term investments and long-term debt, approximates their fair value due to their short-term nature. The fair value of long-term debt, as reported in the Annual Report (Form 20F) of December 31, 2003, was estimated based on discounted cash flows using period-end market yields of similar instruments with the same maturity. The fair value of temporary investments and long-term investments is established based on market value.

The Company uses derivative financial instruments to reduce its exposure to fluctuations in interest and exchange rates. The Company manages its exposure to fluctuations in interest rates through staggered maturities and an optimal balance of fixed and floating rate debt. The Company does not use or hold derivative financial instruments for speculative purposes and adheres to a financial risk management policy.

Quebecor Media has entered into transactions to hedge the foreign currency risk exposure on the entirety of its U.S.-dollar-denominated long-term debt, except for the Senior Secured First Priority Notes of one of Vidéotron’s subsidiaries. The total notional value of these contracts was US$1.77 billion as of June 30, 2004. The foreign exchange gains and losses on such long-term debt are recorded in earnings. The gains or losses on the derivative instruments used for hedging are also recorded in earnings and compensate the foreign exchange gains and losses on the translation of the hedged long-term debt as long as the derivative instrument remains effective. During the quarter, Quebecor Media determined that one of its cross-currency interest rate swap agreements had ceased to be an effective hedge according to the criteria established under the accounting standards governing recognition of derivative financial instruments. Consequently, Quebecor Media has ceased to use hedge accounting for this derivative instrument. The gain previously deferred as a result of hedge accounting will continue to be carried forward and will be recognized in the period in which the related hedge transaction will be recognized. For the first six months of 2004, the total gains recorded for the derivative financial instruments was $63.9 million, mostly compensating the $69.4 million losses recorded on the hedged instruments for a net loss of $5.5 million on the ineffective portion of the derivative instrument described above.

Quebecor Media has also entered into currency forward contracts to hedge its foreign exchange risk exposure on a portion of the U.S.-dollar-denominated Senior Secured First Priority Notes of one of Vidéotron’s subsidiaries. The total notional value of these contracts was US$39.5 million as of June 30, 2004. The Company recorded a loss of $1.5 million for these financial derivative instruments for the first six months of 2004. The Company recorded a foreign exchange loss on its denominated Senior Secured First Priority Notes totalling $3.0 million for an aggregate loss of $4.5 million. For the corresponding period of 2003, a gain of $18.0 million had been recorded.

Quebecor Media has also entered into interest rate swap agreements for a notional value of US$225.0 million as of June 30, 2004.

Some of the Company’s cross-currency swap arrangements are subject to a floor limit on negative fair market value, below which the Company can be required to make prepayments to reduce the lender’s exposure. Such prepayments are offset by equal reductions in the Company’s commitments under the agreements. The portion of these prepayments related to interest payments are amortized and accounted for as a reduction in financial expenses over the length of the hedged financial instrument, while the portion of these prepayments related to the capital repayments of the hedged financial instrument are accounted for as a reduction in capital repayments.

The fair values of the derivative financial instruments are estimated using period-end market rates and reflect the amount that the Company would receive or pay if the instruments were closed out at those dates (see Table 4).

Table 4 : Quebecor Media Inc.

Fair market value of financial instruments

(in millions of Canadian dollars)

	As at June 30, 2004

	Carrying amount	Fair value

Derivative financial instrument (asset (liability))
Interest rate swap agreements	$—	$(6,5)
Foreign exchange forward contracts	(1,5)	(1,5)
Cross-currency interest rate swap agreements	(120,0)	(321,2)

ACCOUNTING POLICIES

Changes in accounting policies

The Company has made certain changes to its accounting policies in order to conform to new Canadian Institute of Chartered Accountants (“CICA”) accounting standards. The changes in accounting policies and the new accounting policies are described in greater detail in note 2 to the Company’s interim consolidated financial statements.

In the fourth quarter of 2003, the Company revised its accounting for equipment sales to customers and hook-up costs in the Cable Television segment. Until the end of the third quarter of 2003, the cost of subsidies granted customers on equipment sold was capitalized and amortized over three years on a straight-line basis, and the cost of reconnecting customers, including materials, direct labour and certain overhead charges, was capitalized to fixed assets and depreciated over three or four years on a straight-line basis.

The Company changed its accounting policies in order to expense as incurred the costs of customer subsidies and reconnection costs.

These changes have been applied retroactively and had the following effects for the second quarter of 2003 and the six-month period ended June 30, 2003 respectively:

»	Operating revenues increased by $4.0 million and $7.8 million;

»	Cost of sales and selling and administrative expenses increased by $10.9 million and $23.5 million;

»	Operating income decreased by $6.9 million and $15.7 million;

»	Amortization charge decreased by $4.9 million and $9.5 million;

»	Income tax expense decreased by $0.7 million and $2.2 million;

»	Net income decreased by $1.3 million and $4.0 million.

These changes also had the effect of increasing the accumulated deficit by $21.7 million as of January 1, 2003 and $24.4 million as of April 1, 2003.

RECENT ACCOUNTING DEVELOPMENTS IN CANADA

Accounting by a customer (including a reseller) for certain consideration received from a vendor

In January 2004, the CICA issued EIC-144, Accounting by a Customer (including a reseller) for Certain Consideration Received from a Vendor. This abstract addresses how a customer or reseller of a vendor’s products should account for consideration received from a vendor. It requires that any cash consideration received from the vendor be considered as an adjustment of the prices of a vendor’s products and services unless certain conditions are met, in which case it might be either an adjustment to the costs incurred by the reseller or payment for assets or services delivered to the vendor. The income statement classification of the consideration differs depending upon what conclusion is reached. The abstract also addresses the accounting for consideration received by a reseller from a vendor for honouring the vendor’s sales incentives offered directly to consumers and whether that consideration should be recorded as a reduction of the cost of the reseller’s purchases from the vendor.

The Company is currently evaluating the impact of this application to its consolidated financial statements.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to known and unknown risks and uncertainties that could cause the Company’s actual results to differ materially from those set forth in the forward-looking statements. These risks include changes in customer demand for the Company’s products, changes in raw material and equipment costs and availability, seasonal fluctuations in customer orders, pricing actions by competitors, and general changes in the economic environment.

Montréal, Québec
August 26, 2004

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(in millions of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30

	2004	2003	2004	2003
		(restated note 2)		(restated note 2)

REVENUES

Cable Television	$210.4	$198.5	$419.1	$393.5
Newspapers	233.2	225.2	433.4	421.2
Broadcasting	94.4	92.4	180.3	176.7
Leisure and Entertainment	51.5	44.5	99.0	86.0
Business Telecommunications	17.8	20.1	34.6	41.9
Web Integration/Technology	13.4	11.7	25.0	23.6
Internet/Portals	8.0	6.8	16.1	13.8
Head Office	—	—	0.1	0.1
Inter-segment	(15.5)	(13.6)	(30.7)	(27.2)

	613.2	585.6	1,176.9	1,129.6
COST OF SALES AND SELLING AND ADMINISTRATIVE EXPENSES	(421.2)	(421.1)	(853.6)	(832.2)

OPERATING INCOME BEFORE UNDERNOTED ITEMS	192.0	164.5	323.3	297.4

Amortization	(55.8)	(55.1)	(109.2)	(110.1)
Financial expenses (note 3)	(87.7)	(67.7)	(163.3)	(144.4)
Reserve for restructuring of operations, impairment of assets and other special charges (note 4)	—	(0.8)	—	(1.3)
Gain on disposal of a portfolio investment	1.3	—	1.3	—
Net gain on debt refinancing	—	—	—	7.5

INCOME BEFORE INCOME TAXES	49.8	40.9	52.1	49.1
Income taxes:
Current	5.3	3.4	6.2	4.9
Future	15.1	6.0	15.1	1.8

	20.4	9.4	21.3	6.7

	29.4	31.5	30.8	42.4
Non-controlling interest	(11.8)	(11.2)	(17.5)	(17.0)

INCOME FROM CONTINUING OPERATIONS	17.6	20.3	13.3	25.4
(Loss) gain from discontinued operations	(0.7)	3.0	(1.1)	2.8

NET INCOME	$16.9	$23.3	$12.2	$28.2

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION
(in millions of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30

	2004	2003	2004	2003
		(restated note 2		(restated note 2

Operating income before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, gain on disposal of a portfolio investment and net gain on debt refinancing:

Cable Television	$91.1	$69.5	$163.8	$134.6
Newspapers	64.9	64.0	104.6	108.7
Broadcasting	29.7	26.7	42.1	41.2
Leisure and Entertainment	2.0	2.4	4.1	3.9
Business Telecommunications	3.9	3.4	7.1	9.2
Web Integration/Technology	0.7	0.2	1.1	0.5
Internet/Portals	0.9	0.7	2.1	1.1
General corporate expenses	(1.2)	(2.4)	(1.6)	(1.8)

	$192.0	$164.5	$323.3	$297.4

Amortization
Cable Television	$36.5	$34.2	$69.9	$67.9
Newspapers	6.4	6.5	12.8	13.1
Broadcasting	3.0	3.1	6.1	6.2
Leisure and Entertainment	0.9	1.1	1.9	2.1
Business Telecommunications	8.2	8.9	16.8	18.0
Web Integration/Technology	0.4	0.7	0.7	1.4
Internet/Portals	0.2	0.3	0.4	0.7
Head Office	0.2	0.3	0.6	0.7

	$55.8	$55.1	$109.2	$110.1

Additions to property, plant and equipment
Cable Television	$30.5	$20.3	$62.5	$37.3
Newspapers	4.8	3.0	8.5	4.4
Broadcasting	2.2	1.4	3.6	3.4
Leisure and Entertainment	0.6	—	1.4	0.4
Business Telecommunications	4.6	4.7	8.6	9.4
Web Integration/Technology	0.3	0.3	0.6	0.4
Internet/Portals	0.2	—	0.3	—
Head Office	—	—	0.1	—

	$43.2	$29.7	$85.6	$55.3

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF DEFICIT
(in millions of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30

	2004	2003	2004	2003
		(restated note 2)		(restated note 2)

Deficit at beginning of period
As previously reported	$2,602.5	$2,772.4	$2,597.8	$2,780.0
Restatement due to change in accounting policy (note 2)	—	24.4	—	21.7

As restated	2,602.5	2,796.8	2,597.8	2,801.7
Net income	(16.9)	(23.3)	(12.2)	(28.2)

Deficit at end of period	$2,585.6	$2,773.5	$2,585.6	$2,773.5

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30

	2004	2003	2004	2003
		(restated note 2)		(restated note 2)

Cash flows related to operations:
Income from continuing operations	$17.6	$20.3	$13.3	$25.4
Adjustments for:
Amortization of property, plant and equipment	54.6	52.2	106.4	104.5
Amortization of deferred charges and of other assets	1.2	2.9	2.8	5.6
Amortization of deferred financing costs and long-term debt discount	14.2	11.5	28.1	27.1
Losses (gains) on foreign currency translation on unhedged long-term debt and ineffective derivative instruments	8.8	(9.3)	10.0	(18.0)
Losses on sale of other assets	2.3	3.6	10.9	5.9
Non-controlling interest	11.8	11.3	17.5	17.0
Loss on revaluation of the additional amount payable	7.4	—	9.8	—
Interest on redeemable preferred shares of a subsidiary	—	6.6	—	16.3
Net gain on debt refinancing	—	—	—	(7.5)
Future income taxes	15.1	6.0	15.1	1.8
Other	6.0	8.5	5.7	7.3

	139.0	113.6	219.6	185.4
Net change in non-cash balances related to operations (net of the effect of business acquisitions and disposals)	6.9	21.7	(72.6)	(104.6)

Cash flows provided by continuing operations	145.9	135.3	147.0	80.8
Cash flows provided by (used in) discontinued operations	0.2	(0.7)	0.6	—

Cash flows provided by operations	146.1	134.6	147.6	80.8

Cash flows related to financing activities:
Net (reimbursement) borrowing on bank indebtedness	(0.3)	10.8	0.6	4.7
Issuance of long-term debt	—	95.0	2.9	796.8
Repayment of long-term debt	(132.7)	(276.6)	(162.4)	(1,183.4)
Deferred financing costs	—	—	—	(11.1)
Net (increase) reduction in prepayments under cross-currency swap agreements	—	(88.5)	3.5	(88.5)
Proceeds from issuance of capital stock	—	215.8	—	431.9
Issuance of capital stock by subsidiaries	1.4	—	2.6	—
Dividends paid to non-controlling shareholders	(1.3)	(1.3)	(2.4)	(2.6)
Decrease in advance receivable from parent company	—	(0.4)	—	(4.3)

Cash flow used in financing activities	(132.9)	(45.2)	(155.2)	(56.5)

Cash flows related to investing activities:
Businesses acquisitions, net of cash and cash equivalents acquired (note 6)	(12.0)	(8.7)	(25.7)	(17.7)
Proceeds from disposal of businesses (net of the cash and cash equivalents disposed) and other assets	(8.9)	22.8	(8.9)	22.6
Additions to property, plant and equipment	(43.2)	(29.7)	(85.6)	(55.3)
Additions to others assets	(1.5)	(3.7)	(1.7)	(6.2)
Decrease in temporary investments	48.4	0.3	194.1	87.4
Proceeds from disposal of assets	3.1	2.1	6.2	4.7
Other	0.2	0.1	(0.5)	0.4

Cash flows (used in) provided by investing activities	(13.9)	(16.8)	77.9	35.9

Net (decrease) increase in cash and cash equivalents	(0.7)	72.6	70.3	60.2
Effect of exchange rate changes on cash and cash equivalents denominated in foreigh currencies	0.3	(0.8)	0.5	(1.7)
Cash and cash equivalents at beginning of period	174.8	175.0	103.6	188.3

Cash and cash equivalents at end of period	$174.4	$246.8	$174.4	$246.8

Cash and cash equivalents consist of:
Cash	$17.1	$24.7	$17.1	$24.7
Cash equivalents	157.3	222.1	157.3	222.1

	$174.4	$246.8	$174.4	$246.8

Cash interest payments	$22.8	$22.1	$113.0	$128.5
Cash payments (net of refunds) for income taxes	$4.6	$5.5	$17.5	$(2.9)

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in millions of Canadian dollars)

	June 30 2004	December 31 2003

	(unaudited)	(audited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$174.4	$103.6
Temporary investments (market value of $0.1 million (194.6 million in 2003))	0.1	194.2
Accounts receivable	302.8	316.9
Income taxes receivable	26.4	18.2
Inventories and investments in televisual products and movies	113.6	126.1
Prepaid expenses	36.3	22.9
Future income taxes	56.5	68.6

	710.1	850.5

LONG-TERM INVESTMENTS (market value of $14.4 million ($12.8 million in 2003))	14.1	12.8
PROPERTY, PLANT AND EQUIPMENT	1,524.5	1,562.9
FUTURE INCOME TAXES	94.4	96.8
OTHER ASSETS	167.0	172.7
GOODWILL	3,915.9	3,906.2

	$6,426.0	$6,601.9

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Bank indebtedness	$4.8	$4.2
Accounts payable and accrued charges	433.6	514.4
Deferred revenue	126.7	119.9
Income and other taxes	11.0	17.9
Advances payable to parent company and companies under common control	15.3	16.4
Additionnal amount payable	78.5	68.7
Current portion of long-term debt	53.1	60.0

	723.0	801.5

LONG-TERM DEBT	2,640.8	2,696.8
OTHER LIABILITIES	187.3	236.2
FUTURE INCOME TAXES	271.7	270.6
NON-CONTROLLING INTEREST	195.9	201.8

SHAREHOLDERS’ EQUITY
Capital stock (note 8)	1,773.7	1,773.7
Contributed surplus (note 8)	3,220.7	3,220.6
Deficit	(2,585.6)	(2,597.8)
Translation adjustment	(1.5)	(1.5)

	2,407.3	2,395.0
Commitments (note 9)
Subsequent events (note 10)

	$6,426.0	$6,601.9

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three-month and six-month periods ended June 30, 2004
(in millions of Canadian dollars)
(unaudited)

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in conformity with Canadian Generally Accepted Accounting Principles (“GAAP”). The same accounting policies described in Quebecor Media Inc.’s (“the Company”) latest annual consolidated financial statements have been used.  However, these consolidated financial statements do not include all disclosures required under Canadian GAAP and accordingly should be read in conjunction with the Company’s latest annual consolidated financial statements and the notes thereto.

Some of our businesses experienced significant seasonality due, among other things, to seasonal advertising patterns and influences on people’s viewing, reading and listening habits.  In addition, in some of our segments, a proportion of sales are based on one-time retail transactions rather than subscription or long-term agreements, resulting in a vulnerability to seasonal weather changes.  Because we depend on the sale of advertising for a significant portion of our revenue, our operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. Accordingly, the results of operations for interim periods should not necessarily be considered indicative of full-year results due to the seasonality of certain operations.

Certain comparative figures for the previous period have been reclassified to conform to the presentation adopted for the three-month and six-month periods ended June 30, 2004.

2.	ACCOUNTING POLICIES

Changes in accounting policy

During the course of 2003, the Cable Television segment revised its accounting policies related to the sale of equipment to subscribers and hook-up costs.  Up to the end of the nine-month period ended September 30, 2003, the cost of subsidies granted to subscribers on equipment sold was capitalized and amortized over a three-year period on a straight-line basis and the cost of reconnecting subscribers, which includes material, direct labour, and certain overhead charges was capitalized to property, plant and equipment and depreciated over a three or a four-year period on a straight-line basis.

The Company changed its accounting policies to expense, as incurred, the cost related to subscriber subsidies as well as the cost of reconnecting subscribers.  These changes have been applied retroactively and had the following effects for the three-month and six-month periods ended June 30, 2003 respectively:

	•	The revenues increased by $4.0 million and $7.8 million;

	•	The cost of sales and selling and administrative expenses increased by $10.9 million and $23.5 million;

	•	The amortization expense decreased by $4.9 million and $9.5 million;

	•	The income tax expense decreased by $0.7 million and $2.2 million; and

	•	The net income was reduced by $1.3 million and $4.0 million.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2004
(in millions of Canadian dollars)
(unaudited)

2.	ACCOUNTING POLICIES (continued)

Changes in accounting policy (continued)

These changes also increased the deficit by $21.7 million as at January 1, 2003 and by $24.4 million as at April 1, 2003.

3.	FINANCIAL EXPENSES

	Three months ended June 30		Six months ended June 30

	2004	2003	2004	2003

Interest on long-term debt	$53.1	$56.1	$113.0	$121.0
Interest on redeemable preferred shares	—	6.6	—	16.3
Investment income	(1.1)	(1.6)	(2.4)	(3.8)
Amortization of deferred financing costs and long-term debt discount	14.2	11.5	28.1	27.1
Losses (gains) on foreign currency translation on unhedged long-term debt and ineffective derivative instruments	8.8	(9.3)	10.0	(18.0)
Loss on revaluation of the additional amount payable	7.4	—	9.8	—
Interest on advances receivable from parent company	(0.4)	(0.3)	(0.4)	(0.5)
Other	5.7	4.7	5.2	2.3

	$87.7	$67.7	$163.3	$144.4

During the quarter, Sun Media Corporation, Newspaper segment, determined that one of its cross-currency interest rate swap agreements (“swap”) had ceased to be an effective hedge. Consequently, as at April 1, 2004, the Company has ceased to use hedge accounting for this derivative instrument and the variance in the fair value of the swap is now recorded in earnings. The gain previously deferred as a result of hedge accounting will continue to be carried forward and will be recognized in the period during which the related hedge transaction will be recognized. During the quarter, the Company recorded a loss on this ineffective derivative instrument of $5.5 million.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2004
(in millions of Canadian dollars)
(unaudited)

4.	RESERVE FOR RESTRUCTURING OF OPERATIONS, IMPAIRMENT OF ASSETS AND OTHER SPECIAL CHARGES

The following table sets forth the Company’s restructuring reserves activities and the other special charges against the reserve carried forward from 2003:

	Restructuring charges	Other special charges	Total

Balance as at December 31, 2003	$5.7	$1.4	$7.1

Utilized in cash in 2004:	(0.7)	—	(0.7)

Balance as at June 30, 2004	$5.0	$1.4	$6.4

The utilization of the reserve is expected to be as follows:

	Restructuring charges	Other special charges	Total

Remainder of 2004	$0.8	$1.4	$2.2
2005	0.8	—	0.8
2006	0.8	—	0.8
2007	0.6	—	0.6
2008	0.4	—	0.4
2009 and thereafter	1.6	—	1.6

	$5.0	$1.4	$6.4

5.	PENSION PLANS AND POSTRETIREMENT BENEFIT

The Company maintains defined benefits and contribution pension plans for its employees. The net benefit total costs are as follows:

	Three months ended June 30		Six months ended June 30

	2004	2003	2004	2003

Pension plans:
Defined benefit plan	$3.4	$2.6	$6.6	$5.2
Defined contribution plan	$2.3	$2.3	$4.6	$3.9

	$5.7	$4.9	$11.2	$9.1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2004
(in millions of Canadian dollars)
(unaudited)

6.	BUSINESS ACQUISITIONS

(a)

During the three-month and six-month periods ended June 30, 2004, the Company increased its interest in TVA Group Inc., Broadcasting segment, through the subsidiary’s 2003 Share Repurchase and Cancellation Program. For the respective periods, a total of 394,500 and 959,000 Class B non-voting Common Shares were repurchased for cash considerations of $8.7 million and $22.5 million, resulting in additional goodwill of $2.4 million and $5.8 million.

(b)

On April 28, 2004, Nurun Inc., Web Integration/Technology segment, acquired Ant Farm Interactive LLC, a company that specializes in interactive marketing, for a cash consideration of $5.4 million and 996,170 Common shares of Nurun Inc. payable in 2007. The agreement includes an additional contingent consideration up to a maximum of $4.9 million, based on achieving specific performance objectives in the future. The excess of purchase price over the fair value of net assets acquired was allocated to goodwill for the amount of $4.4 million. The Company began recording the results of the operations of the acquired company as of the date of acquisition.

7.	DISCONTINUED OPERATIONS

On May 27, 2004, Nurun Inc., Web Integration/Technology segment, closed the sale of 84% of its interest in Mindready Solutions Inc. for a cash consideration of  $4.4 million and a balance of sale receivable of $3.4 million, which followed a takeover bid. The sale resulted in a loss on disposal of $0.3 million (net of non-controlling interest of $0.4 million). The total assets and liabilities disposed amounted to $22.4 million and $12.4 million respectively.  After this disposal, the Company still owns 1.2 million shares of Mindready Solutions Inc. and this investment has been recorded as a portfolio investment. The reconciliation of the net proceeds from disposal of businesses in the statement of cash flows is as follows:

Cash consideration received	$4,4
Cash and cash equivalent disposed of	13,3

Proceeds, net of cash and cash equivalent disposed	$(8,9)

8.	CAPITAL STOCK

	(a)	Authorized capital stock:

		•	An unlimited number of Common Shares, without par value;

•

An unlimited number of Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are to be determined by the Board of Directors prior to each issue:

•

An unlimited number of Cumulative First Preferred Shares, Series A, (“Preferred A Shares”) carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2004
(in millions of Canadian dollars)
(unaudited)

8.	CAPITAL STOCK (continued)

	(a)	Authorized capital stock (continued):

•

An unlimited number of Cumulative First Preferred Shares, Series B, carrying a fixed cumulative preferential dividend mostly equivalent to the Company’s credit facitlity interest rate, redeemable at the option of the holder and retractable at the option of the Company;

•

On January 16, 2004, the Company authorized changes to its capital stock in order to create a cumulative First Preferred Shares, series C (“Preferred C Shares”), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•

On January 16, 2004, the Company authorized changes to its capital stock in order to create a Cumulative First Preferred Shares, Series D (“Preferred D Shares”), carrying an 11.00% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company.

	(b)	Issued Capital Stock

	Common Shares

	Number	Amount

Balance as at December 31, 2003 and June 30, 2004	123,602,807	$1,773.7

On January 14, 2004, the Company redeemed 450,000 Preferred A Shares, for an amount of $450.0 million, owned by its wholly owned subsidiary, Sun Media Corporation, Newspapers segment.

On January 16, 2004 and on June 1, 2004, the Company issued 70,000 and 100,000 Preferred C Shares respectively, for a total amount of $170.0 million and  to its indirectly wholly-owned subsidiary, 9101-0835 Québec Inc., Leisure and Entertainment segment.

On January 16, 2004, the Company issued 1,100,000 Preferred D Shares, for an amount of $1,100.0 million to its indirectly wholly-owned subsidiary, Vidéotron (1998) ltée, Cable Television segment.

Since all these transactions were between the Company and its wholly-owned subsidiaries, these shares are eliminated upon the consolidation by the Company of its subsidiaries.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2004
(in millions of Canadian dollars)
(unaudited)

8.	CAPITAL STOCK (continued)

	(c)	Share purchase plans

		(i)	Quebecor Media Inc.’s plan

During the six-month period ended June 30, 2004, 600,602 options were granted to Senior Executive Officers of the Company and its subsidiaries at an average exercise price of $21.72.  Also during the same period, 62,298 options were cancelled at an average exercise price of $15.89. No options were exercised. As at June 30, 2004, 3,145,841 options were outstanding at an average exercise price of $17.87, while 207,958 options were vested at an average exercise price of $16.42.

For the six-month period ended June 30, 2004, a charge of $3.1 million related to the options outstanding under the plan were included in net income ($2.2 million for the six-month period ended June 30, 2003), since the exercise price of the options was lower than the fair market value of the Company’s Common Shares, as determined by the Board of Directors of the Company.

		(ii)	TVA Group Inc.’s plans :

Executive Class B conventional stock option plan

During the six-month period ended June 30, 2004, 109,300 options were exercised at an average exercise price of $15.52. No new options were granted or cancelled.

Executive Class B performance stock option plan

During the six-month period ended June 30, 2004, 50,000 options were exercised at an average exercise price of $18.85. No new options were granted or cancelled.

		(iii)	Nurun Inc.’s plan

During the six-month period ended June 30, 2004, 251,500 options were granted at an average exercise price of $1.87; 2,875 options were exercised at an average exercise price of $0.98; and 66,250 options were cancelled at an average exercise price of $17.59. The estimated fair value of the options granted during the period is $1.42 per option, calculated using the Black-Scholes options pricing model.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2004
(in millions of Canadian dollars)
(unaudited)

8.	CAPITAL STOCK (continued)

(c) Share purchase plans (continued)

(iv) Netgraphe Inc.’s plan

During the six-month period ended June 30, 2004, 190,405 options were cancelled at an average exercise price of $12.34. No options were granted or exercised.

(v) Pro forma net income

Certain subsidiaries of the Company, TVA Group Inc. and Nurun Inc., adopted the fair value method on January 1, 2003 to record compensation costs related to stocks options granted after this date.  Had the fair value method been used for awards granted by these subsidiaries in 2002, the Company’s net income would have been reduced by $ 0.1 million for the three-month and six-month periods ended June 30, 2003.

9.	COMMITMENTS

The following transactions were the subject of agreements in principle during the last quarter, although their closing has occured or is expected to occur after June 30, 2004:

(a)

On May 25, 2004, the Company made an offer to acquire, through a wholly-owned subsidiary, all of the outstanding Multiple Voting Shares and Subordinate Voting Shares of Netgraphe Inc., Internet/Portals segment, excluding shares owned or controlled by Quebecor Media Inc., its affiliates or associates, at a price of $0.63 per share, payable in cash, for an aggregate consideration of approximately $24.5 million. The offer was conditional, among other things, on at least 90% of the outstanding Multiple Voting Shares and 90% of the outstanding Subordinate Voting Shares, excluding shares owned or controlled by the Company, its affiliates or associates, being tendered and not withdrawn under the offer. Subsequent to the initial offer, the Company waived some conditions such as that related to a minimum percentage of 90% of shares being tendered. The offer has been extended to July 30, 2004 for acceptance by shareholders (see note 10 (b)).

(b)

On June 29, 2004, Netgraphe Inc. entered into an agreement-in-principle to acquire all the shares of NetworldMedia Inc., a company specialized in « pay-per-click » services, for a cash consideration of $2.0 million and a balance of purchase price of $1.0 million. This transaction is expected be completed in the third quarter.

10.	SUBSEQUENT EVENTS

(a)

On July 9, 2004, Le SuperClub Vidéotron ltée (« Le SuperClub Vidéotron ») completed the purchase of substantially all the assets of Jumbo Entertainment Inc. for a cash consideration of approximately $7.0 million. Jumbo Entertainment Inc. operates 105 franchise video rental stores across Canada.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2004
(in millions of Canadian dollars)
(unaudited)

10.	SUBSEQUENT EVENTS (continued)

(b)	As at July 30, 2004, 150,248 Multiple Voting Shares and 24,168,223 Subordinate Voting Shares of Netgraphe Inc. had been tendered to the Company, through a wholly-owned subsidiary in connection with the offer mentioned in note 9 (a). Considering the number of shares tendered and taken up under the offers, Quebecor Media confirmed that it would proceed with a going private transaction by way of amalgamation and that a special meeting of the shareholders of Netgraphe would be held to that effect in September.

(c)	On August 20, 2004, TVA Group Inc. and Sun Media Corporation, both subsidiaries of Quebecor Media Inc., announced that they have entered into a definitive purchase agreement with CHUM Limited to acquire the newly launched Toronto 1 station in Toronto which CHUM is currently in the process of acquiring from Craig Media Inc. Closing of the transaction remains subject to certain conditions, including the obtaining of all regulatory approvals and the closing of the transaction between CHUM and Craig Media announced on April 12, 2004. The purchase price of the acquisition is $46.0 million. TVA will pay $34.5 million in cash at closing for a 75.0% interest in Toronto 1. Sun will pay $3.5 million in cash at closing and deliver to CHUM its 29.9% interest in Pulse 24, a 24-hour local news channel in Toronto, for the remaining 25.0% of Toronto 1.

11.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES

The Company’s consolidated financial statements are prepared in accordance with GAAP in Canada, which differ in some respects from those applicable in the United States. The following tables set forth the impact of the material differences on the Company’s consolidated financial statements between GAAP in Canada and in the United States.

(a)	Consolidated statements of income for the three-month and six-month periods ended June 30, 2004 and 2003

	Three-month periods ended June 30

	2004	2003 (restated note 2)

Net income as reported in the consolidated
statements of income as per GAAP in Canada	$16.9	$23.3
Adjustments:
Development, pre-operating and start-up costs (i)	0.2	0.8
Pension and postretirement benefits (ii)	(0.2)	(0.3)
Change in fair value of and ineffective portion of
derivative instruments (iii)	(9.6)	(97.1)
Income taxes (iv)	(1.4)	1.7
Other	—	6.7

Net income (loss) as adjusted as per GAAP in
the United States (in Canadian dollars)	$5.9	$(64.9)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES (continued)
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2004
(in millions of Canadian dollars)
(unaudited)

11.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)

(a)	Consolidated statements of income for the three-month and six-month periods ended June 30, 2004 and 2003 (continued)

	Six-month periods ended June 30

	2004	2003 (restated note 2)

Net income as reported in the consolidated statements of income as per GAAP in Canada	$12.2	$28.2
Adjustments:
Development, pre-operating and start-up costs (i)	(1.0)	1.5
Pension and postretirement benefits (ii)	(0.3)	(0.5)
Change in fair value of and ineffective portion of derivative instruments (iii)	(10.3)	(120.1)
Income taxes (iv)	(1.3)	1.8
Other	—	16.4

Net loss as adjusted as per GAAP in the United States (in Canadian dollars)	$(0.7)	$(72.7)

(b)	Comprehensive income (loss)

The application of GAAP in the United States requires the disclosure of comprehensive loss in a separate financial statement, which includes net loss as well as revenues, charges, gains and losses charged directly to equity. The details of the comprehensive loss for the three-month and six-month periods ended June 30, 2004 and 2003 are as follows:

	Three-month periods ended June 30

	2004	2003 (restated note 2)

Net income (loss), as adjusted as per GAAP in
the United States (in Canadian dollars)	$5.9	$(64.9)
Translation adjustment	(0.2)	(0.1)
Pension and post-retirement benefits (ii)	0.2	—
Derivative instruments (iii)	10.3	(2.8)
Income taxes (iv)	(0.1)	1.0

Comprehensive income (loss) as per GAAP in the United States	$16.1	$(66.8)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES (continued)
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2004
(in millions of Canadian dollars)
(unaudited)

11.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)

b)	Comprehensive income (loss) (continued)

	Six-month periods ended June 30

	2004	2003 (restated note 2)

Net loss, as adjusted as per GAAP in the United States (in Canadian dollars)	$(0.7)	$(72.7)
Translation adjustment	—	(1.1)
Derivative instruments (iii)	1.3	(18.0)
Income taxes (iv)	(0.2)	4.4

Comprehensive income (loss) as per GAAP in the United States	$0.4	$(87.4)

The accumulated other comprehensive loss as at June 30, 2004 and December 31, 2003 are as follows:

	June 30, 2004		December 31, 2003

Translation adjustment	$(1.5)		$(1.5)
Pension and post-retirement benefits (ii)	(7.0)		(7.0)
Derivative instruments (iii)	(47.4)		(48.7)
Income taxes (iv)	2.1		2.3

Accumulated other comprehensive loss at end of period	$(53.	8)	$(54.9)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2004
(in millions of Canadian dollars)
(unaudited)

11.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)

c)	Consolidated Balance sheets:

	June 30, 2004		December 31, 2003

	Canada	United States	Canada	United States

Current assets	$710.1	$705.5	$850.5	$850.5
Future income tax assets	94.4	95.3	96.8	97.8
Other assets	167.0	161.5	172.7	168.0
Goodwill	3,915.9	3,911.2	3,906.2	3,901.5
Long-term debt	(2,640.8)	(2,613.5)	(2,696.8)	(2,676.1)
Other liabilities	(187.3)	(358.6)	(236.2)	(396.1)
Future income tax liabilities	(271.7)	(268.6)	(270.6)	(265.8)
Non-controlling interest	(195.9)	(194.6)	(201.8)	(200.6)
Contributed surplus	(3,220.7)	(3,374.3)	(3,220.6)	(3,374.3)
Deficit	2,585.6	2,840.4	2,597.8	2,839.7

Accumulated other comprehensive loss	1.5	53.8	1.5	54.9

(i)	Under GAAP in Canada, certain development and pre-operating costs that satisfy specific criteria for recoverability are deferred and amortized. Also, under GAAP in Canada, certain start-up costs incurred in connection with various projects have been recorded in the consolidated balance sheets under the item “Other assets”, and are amortized over a period not exceeding five years. Under GAAP in the United States, these costs must be included in income as incurred.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2004
(in millions of Canadian dollars)
(unaudited)

11.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)

	c)	Consolidated Balance Sheets (continued)

(ii)

The accounting requirements for pension and postretirement benefits under GAAP in Canada and the United States are similar in all material respects.  However, because the new Canadian standard was adopted retroactively on January 1, 2000, liabilities and assets recorded under GAAP in Canada are different from GAAP in the United States as a result of unrecognized actuarial gains or losses existing at the date of implementation under GAAP in the United States.  These gains or losses will be amortized over the estimated average remaining service life of employees.

Under GAAP in the United States, if the accumulated benefit obligation exceeds the fair value of a pension plan’s assets, the Company is required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which is recorded in other assets to the extend an unrecognized prior service cost exists, and the excess is reported in other comprehensive income as a separate component of shareholder’s equity.

(iii)

Effective January 1, 2001, the Company adopted statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended (“SFAS 133”). SFAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities and requires that all derivatives be recorded as either assets or liabilities in the balance sheet at fair value.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2004
(in millions of Canadian dollars)
(unaudited)

11.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)

	c)	Consolidated Balance Sheets (continued)

(iii)

The Company used cross-currency interest rate swaps to enhance its ability to manage risk related to cash flow exposure, and forward exchange currency contracts and cross-currency swaps to manage exchange risk related to its long-term debt.  The Company does not enter into contracts for speculative purposes. On the earlier of the date into which the derivative contract is entered, or the date of transaction, the Company designates the derivative as a hedge.  Changes in the derivative fair values of contracts that are designated effective and qualify as cash flow hedges are deferred and recorded as a component of accumulated other comprehensive income (loss) until the underlying transaction is recorded in income.  When the hedged item affects income, gains or losses are reclassified from accumulated other comprehensive income (loss) to the consolidated statement of income on the same line as the underlying transaction.  The ineffective portion of a hedging derivative’s change in fair value is recognized immediately in earnings.

The Company holds derivative financial instruments, only some of which qualify for hedge accounting.  The change in fair value of derivative contracts that do not meet the criteria for hedge accounting are recognized immediately in earnings.

Under GAAP in Canada, derivative financial instruments are accounted for on an accrual basis.  Realized and unrealized gains and losses are deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged positions.

		(iv)	This adjustment represents the tax impact of the United States GAAP adjustments.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2004
(in millions of Canadian dollars)
(unaudited)

12.	RESTRICTED AND UNRESTRICTED SUBSIDIAIRIES

The Company is subject to certain reporting requirements pursuant to the indentures governing the Company’s Senior Notes and Senior Discount Notes issued in July 2001.  Originally, the Company had designated Netgraphe Inc., Nurun Inc., 3662527 Canada Inc. and its subsidiary, Vidéotron Télécom ltée, as “Unrestricted Subsidiaries”.  The financial condition and results of operations of the Company and its Restricted Subsidiaries must therefore be disclosed separately from the financial condition and results of operations of the Unrestricted Subsidiaries, as shown in the following condensed and consolidated statements of income and balance sheets.

Following the repurchase of the redeemable preferred shares of Vidéotron Télécom ltée by the Company in December 2003, the Company decided to reassign 3662527 Canada Inc. and Vidéotron Télécom ltée as “Restricted Subsidiaries”.  Accordingly, the Company reclassified the figures for the previous periods to reflect this change.

The gain on disposal of the Company’s investment in Microcell Telecommunications Inc. has been included in the condensed and consolidated statements of income of the Unrestricted Subsidiaries.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2004
(in millions of Canadian dollars)
(unaudited)

12.	RESTRICTED AND UNRESTRICTED SUBSIDIAIRIES (continued)

Restricted Subsidiaries and the Company

Condensed and consolidated statements of income for the three-month and six-month periods ended June 30, 2004 and 2003:

	Three-month periods ended June 30		Six-month periods ended June 30

	2004	2003 (restated note 2)	2004	2003 (restated note 2)

Revenues	$593.3	$567.6	$1,139.5	$1,094.5
Cost of sales and selling and administrative expenses	(402.9)	(404.0)	(819.4)	(798.7)

Operating income before under-noted items	190.4	163.6	320.1	295.8

Amortization	(55.2)	(54.1)	(108.1)	(108.0)
Financial expenses	(87.8)	(67.6)	(163.3)	(144.3)
Net gain on debt refinancing	—	—	—	7.5
Reserve for restructuring of operation	—	(0.5)	—	(0.4)

Income before income taxes	47.4	41.4	48.7	50.6
Income taxes	(20.4)	(9.3)	(21.2)	(6.5)

	27.0	32.1	27.5	44.1
Non-controlling interest	(11.3)	(11.3)	(16.7)	(17.4)

Income from continuing operations	15.7	20.8	10.8	26.7
Income from discontinuing operations	—	3.2	—	3.4

Net income	$15.7	$24.0	$10.8	$30.1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2004
(in millions of Canadian dollars)
(unaudited)

12.	RESTRICTED AND UNRESTRICTED SUBSIDIAIRIES (continued)

Restricted Subsidiaries and the Company (continued)

Operating income before amortization, financial expenses, reserve for restructuring of operations and net gain on debt refinancing for the three-month and six-month periods ended June 30, 2004 and 2003:

	Three-month periods ended June 30		Six-month periods ended June 30

	2004	2003 (restated note 2)	2004	2003 (restated note 2)

Cable Television	$91.1	$69.5	$163.8	$134.6
Newspapers	64.9	64.0	104.6	108.7
Broadcasting	29.7	26.7	42.1	41.2
Leisure and Entertainment	2.0	2.4	4.1	3.9
Business Telecommunications	3.9	3.4	7.1	9.2

	191.6	166.0	321.7	297.6
General corporate expense	(1.2)	(2.4)	(1.6)	(1.8)

	$190.4	$163.6	$320.1	$295.8

Condensed and consolidated balance sheets:

	June 30, 2004	December 31, 2003

Assets
Current assets	$645.7	$769.9
Property, plant and equipment	1,520.4	1,558.1
Other assets	271.5	279.8
Goodwill	3,885.8	3,880.5

	6,323.4	6,488.3

Liabilities
Current liabilities	700.8	774.8
Long-term debt	2,640.8	2,696.8
Other liabilities	459.0	506.8
Non-controlling interest	165.4	165.5

	3,966.0	4,143.9

Net investment in Restricted Subsidiaries and the Company	$2,357.4	$2,344.4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2004
 (in millions of Canadian dollars)
(unaudited)

12.	RESTRICTED AND UNRESTRICTED SUBSIDIAIRIES (continued)

Unrestricted Subsidiaries

Condensed and consolidated statements of income for the three-month and six-month periods ended June 30, 2004 and 2003:

	Three-month periods ended June 30		Six-month periods ended June 30

	2004	2003	2004	2003

Revenues	$21.4	$18.5	$41.1	$37.4

Cost of sales and selling and administrative expenses	(19.8)	(17.6)	(37.9)	(35.8)

Operating income before under-noted items	1.6	0.9	3.2	1.6

Amortization	(0.6)	(1.0)	(1.1)	(2.1)
Financial expenses	0.1	(0.1)	—	(0.1)
Reserve for restructuring of operations,impairment of assets and other special charges	—	(0.3)	—	(0.9)
Gain on disposal of a portfolio investment	1.3	—	1.3

Income (loss) before income taxes	2.4	(0.5)	3.4	(1.5)
Income taxes	—	(0.1)	(0.1)	(0.2)

	2.4	(0.6)	3.3	(1.7)
Non-controlling interest	(0.5)	0.1	(0.8)	0.4

Income (loss) from continuing operations	1.9	(0.5)	2.5	(1.3)
Loss from discontinued operations	(0.7)	(0.2)	(1.1)	(0.6)

Net income (loss)	$1.2	$(0.7)	$1.4	$(1.9)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and six-month periods ended June 30, 2004
 (in millions of Canadian dollars)
(unaudited)

12.	RESTRICTED AND UNRESTRICTED SUBSIDIAIRIES (continued)

Unrestricted Subsidiaries (continued)

Operating income before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges and gain on disposal of a portfolio investment for the three-month and six-month periods ended June 30, 2004 and 2003:

	Three-month periods ended June 30		Six-month periods ended June 30

	2004	2003	2004	2003

Web Integration/Technology	$0.7	$0.2	$1.1	$0.5
Internet/Portals	0.9	0.7	2.1	1.1

	$1.6	$0.9	$3.2	$1.6

Condensed and consolidated balance sheets:

	June 30, 2004	December 31, 2003

Assets
Current assets	$65.8	$82.0
Property, plant and equipment	4.1	4.8
Other assets	4.0	2.5
Goodwill	30.1	25.7

	$104.0	$115.0

Liabilities
Current liabilities	23.6	28.1
Non-controlling interest	30.5	36.3

	54.1	64.4

Net investment in Unrestricted Subsidiaries	$49.9	$50.6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

(s) Claudine Tremblay

By:	Claudine Tremblay Director, Corporate Services and Assistant Corporate Secretary

Date:	August 27, 2004